UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                        KASH N' KARRY FOOD STORES, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)


                                   48577P106
                                (CUSIP Number)


      Dhananjay M. Pai, PaineWebber Capital Inc., 1285 Avenue of the Americas,
                              New York, NY 10019


 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               October 31, 1996


            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:   Six copies of this statement, including all exhibits, should  be  filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 33 Pages

                               SCHEDULE 13D



CUSIP No.48577P106                                  Page   2   of  33   Pages




1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                PaineWebber Capital Inc.  IRS #13-3261841

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}(A) [ ]
                                                                   (B) [ ]
3               SEC USE ONLY

4               SOURCE OF FUNDS{*}

                WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware

                7                        SOLE VOTING POWER
                                         553,601
NUMBER OF                                shares of
SHARES                                   Common Stock
BENEFICIALLY                             (See Item 5)
OWNED BY EACH
REPORTING
PERSON
WITH
                8                        SHARED VOTING POWER
                                         - 0 -
                                         (See Item 5)

                9                        SOLE DISPOSITIVE POWER
                                         553,601
                                         shares of
                                         Common Stock

                10                       SHARED DISPOSITIVE POWER
                                         - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,601 shares of Common Stock

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES{*} [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.8%

14              TYPE OF REPORTING PERSON{*}
                Co

                         Page 3 of 33 Pages


               Amendment No. 1 to Schedule 13D

       Name of Issuer: Kash N' Karry Food Stores, Inc.
     Name of Reporting Person: PaineWebber Capital Inc.



        This Amendment No. 1 amends the Schedule 13D (the "Statement") of the Reporting Person, dated April 11, 1996 (March 29, 1996 being the date of the event which required the filing thereof), to the extent set forth herein.

Item 4.PURPOSE OF TRANSACTION

        The first paragraph of Item 4 of the Statement is amended and restated in its entirety as follows:

        "PWC acquired the Shares on March 29, 1996, as part of its investment program. Pursuant to an Agreement and Plan of Merger, dated as of October 31, 1996 (the "Merger Agreement"), by and among Food Lion, Inc., a North Carolina corporation (the "Parent"), KK Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (the "Sub"), and the Issuer, the Issuer has agreed that the Sub will be merged into the Issuer, with the result that the Issuer will become a wholly-owned subsidiary of Parent (the "Merger"). In the Merger, each issued and outstanding share of Common Stock will be converted into the right to receive $26 in cash. In connection therewith, on October 31, 1996, PWC entered into a Stockholders Agreement (the "Stockholders Agreement") (a copy of which is attached to this Statement as an exhibit and the provisions of which are incorporated by reference into this Statement) with the Sub, the Parent, the Issuer, BankAmerica Capital Corporation, Citicorp North America, Inc., Landmark Equity Partners III, L.P.,
Landmark Equity Partners IV, L.P., Prudential Insurance Company of America, UBS Capital LLC, American Express Financial Corporation, The Prudential Insurance Company of America, Pruco Life Insurance and Wells, Fargo Company. As further described in Item 6 of this Statement, pursuant to the Stockholders Agreement, PWC has, among other things, (i) agreed to vote in favor of the Merger, (ii) except as agreed to by Parent, agreed to vote against any other extraordinary corporate transactions involving the Issuer and against any of the matters described in clause (iii) of the second paragraph of Item 6 of this Statement, (iii) granted to the Sub a voting proxy with respect to the matters described in the foregoing clauses (i) and (ii) and certain related matters described in Item 6 of this Statement, (iv) granted an irrevocable option to the Sub to purchase the Shares and (v) agreed, to the extent described in Item 6 of this Statement, not to transfer the Shares. The purpose of the transactions contemplated by the Stockholders Agreement is to facilitate the consummation of the Merger. It is the understanding of PWC that, upon the consummation of the Merger, the Common Stock will become eligible for termination of registration under
Section 12(g)(4) of the Exchange Act."

                         Page 4 of 33 Pages

Item 5. INTEREST IN THE SECURITIES OF THE ISSUER

        The second paragraph of Item 5 of the Statement is hereby amended and restated as follows:

        "PWC  beneficially   owns   553,601   shares   of   Common  Stock
representing approximately 11.8% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of October 31, 1996, as represented by the Issuer in the Merger Agreement). Subject to the rights of the Sub pursuant to the proxy, as described in
Item 6 of this Statement, PWC has the sole power to vote the Shares. PWC has the sole power to dispose of the Shares."

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The first paragraph of Item 6 of the Statement is amended and restated in its entirety as set forth in the first paragraph below, and the following additional paragraphs are added to Item 6 of the Statement:

        "Except as described in the following six paragraphs and elsewhere in this Statement, to the best knowledge of the Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to securities of the Issuer including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, diversion of profits or loss, or the giving or withholding of proxies.

        Pursuant to the Stockholders Agreement, PWC has agreed, together with the other stockholders of the Company that are party to the Stockholders Agreement (PWC and such stockholders are referred to collectively as the "Stockholders"), that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the effective time of the Merger or termination of the Stockholders Agreement, at any meeting of holders of Common Stock, or in connection with any written consent of holders of Common Stock, each of PWC and the other Stockholders will vote (or cause to be voted) the number of shares of Common Stock owned by it: (i) in favor of the Merger and execution and delivery by the Issuer of the Merger Agreement and the Stockholders Agreement; (ii) against any action, any failure to act or agreement that would result in a breach in any respect of any covenant or representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the Stockholders Agreement (before giving effect to any materiality or similar qualification contained therein); and (iii) except as otherwise agreed to in writing in advance by the Parent, against the following actions (other than the Merger and the transactions contemplated by Merger Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Issuer or its

                         Page 5 of 33 Pages


subsidiaries; (B) a sale, lease or transfer of a  material amount of assets
of the Issuer or its subsidiaries,   or   reorganization,  recapitalization,
dissolution  or  liquidation of the Issuer  or  its subsidiaries; (C)(1) any
change  in  the majority  of  the persons   that  constitute  the  board  of
directors of the Issuer; (2) any change in the present capitalization of the Issuer or any amendment of the Issuer's Certificate of Incorporation or bylaws; (3) any other material change in the Issuer's corporate structure or business; or (4) any other action involving the Issuer or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere
with,  delay,  postpone  or  materially  adversely  affect   the  Merger  and
the transactions contemplated by the Stockholders Agreement and Merger Agreement. PWC and the other Stockholders further agreed that they would
not  enter  into   any   agreement or understanding with any person or entity
the effect of which would be to violate the foregoing. PWC and the other Stockholders granted to the Sub an irrevocable proxy (the "Proxy") with respect to the foregoing matters.

        Pursuant to the Stockholders Agreement, PWC and the other Stockholders granted to the Sub an irrevocable option (the "Option") to purchase the shares of Common Stock owned by it at a price per share equal to $26 or such higher price as is paid by the Sub for shares of Common Stock in a tender offer, the Merger or otherwise (other than pursuant to payments made with respect to the exercise of certain appraisal rights and other than in the settlement or other resolution of litigation). The Option will become exercisable, in whole but not in part, when all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, required for the purchase of such shares upon such exercise shall have expired or have been waived, unless there shall then be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Option pursuant to the Stockholders Agreement, and the Option shall remain exercisable, in whole but not in part, until termination of the Stockholders Agreement in accordance with the terms thereof.

        Pursuant to the Stockholders Agreement, until the earlier of the effective time of the Merger or termination of the Stockholders Agreement in accordance with its terms, PWC and the other Stockholders agreed not, in its capacity as such, directly or indirectly, to solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity, or enter into any negotiations, agreements, or understanding with any person (other than Parent, Sub or a person designated by the Parent) with respect to the Issuer, or with respect to any transactions (other than the transactions contemplated between the Issuer, the Parent, the Sub and the Stockholders pursuant to the Stockholders Agreement) involving the Issuer or any of its subsidiaries with respect to: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Issuer and its subsidiaries taken as a whole in a single transaction or series of transactions; (iii) any tender offer or exchange offer for or other purchase of 10% or more of the outstanding shares of capital stock of the Issuer or the filing of a registration

                         Page 6 of 33 Pages

statement under the Securities Act of 1933 in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing.

        Pursuant to the Stockholders Agreement, PWC and the Other Stockholders agreed that, beginning on the date of Stockholders Agreement and ending on the earlier of the effective time of the Merger or termination of the Stockholders Agreement, except as required to comply with the provisions of the Stockholders Agreement or the Proxy, it will not (i) directly or indirectly, offer for sale, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all shares of Common Stock owned by such Stockholder or any interest therein, (ii) grant any proxies or powers of attorneys, deposit any such shares into a voting trust or enter into a voting agreement with respect to any such shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Stockholders Agreement or the Proxy. Notwithstanding the foregoing, any Stockholder may sell such Stockholder's shares of Common Stock in a privately-negotiated transaction to any person who, as a condition to such purchase, (i) becomes a party to the Stockholders Agreement with the same effect as though an original signatory thereto and (ii) delivers to the Parent a proxy with respect to such shares identical to the Proxy.

        Pursuant to the Stockholders Agreement, PWC and the other Stockholders agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of any tender offer for the Common Stock made by the Parent (provided such offer is commenced and not amended in a manner adverse to such Stockholder) not later than the tenth business day after commencement of such offer pursuant to the Merger Agreement and Rule 14d-2 under the Exchange Act, the shares of Common Stock owned by it.

        The Stockholders Agreement may be terminated, and the transactions contemplated thereby may be abandoned, by any Stockholder at any time prior to the exercise of the Option granted with respect to such Stockholder's shares of Common Stock: (i) at any time after the Merger Agreement is terminated in accordance with its terms by the Issuer due the material breach of any representation, warranty, covenant or agreement on the part of the Parent or Sub set forth in the Merger Agreement or (ii) at any time after the earlier of (x) 5:00 p.m. Eastern Time on the date which is five business days after the date of termination of the Merger Agreement for any reason not specified in the foregoing clause (i) and (y) 5:00 p.m. Eastern Time on March 7, 1997."

        The following  is  added  as the final paragraph to Item 6 of the
Statement:

        "Pursuant to an agreement, dated June 5, 1996 ("Engagement Letter"), between PaineWebber Incorporated, an affiliate of PWC, and the Issuer, PaineWebber

                         Page 7 of 33 Pages

Incorporated rendered an opinion to the Issuer on October 31, 1996, that the consideration to be received in the Merger is fair, from a financial point of view, to the Issuer. PaineWebber Incorporated was paid a fee of $250,000 by the Issuer for rendering such opinion."

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibits to this amendment are added as exhibits to the Statement.

        1.     Stockholders Agreement
        2.     Engagement Letter

                         Page 8  of 33 Pages



                          SIGNATURE


After reasonable inquiry into the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No.1 is true, complete and correct.

Date: November 11, 1996


                              PAINEWEBBER CAPITAL INC.



                              By:______________________________
                                  Title: